

February 13, 2013

Via E-mail
Mr. Craig P. Coy
Chief Executive Officer
Command Security Corporation
512 Herndon Parkway, Suite A
Herndon, VA 20170

> **Re:** **Command Security Corporation**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed June 28, 2012**
> **File No. 001-33525**

Dear Mr. Coy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 16

1. Please explain the correlation between the increase in workers' compensation claims expense and the decreases in the workers' compensation balance of $500,000 in Other Assets and $200,000 in the accrued insurance reserve at March 31, 2012. We note that overall expense has increased by approximately 10% during 2012 while related assets and insurance reserve balances have decreased from March 31, 2011.

Provision for Income Taxes, page 17

2.   Please explain to readers why the effective income tax rate increased from 46.6% to 74.7% for the year ended March 31, 2012 while overall income tax expense decreased by $1 million, and advise us.

Financial Statements and Supplementary Data

Note 1. Business Description and Summary of Accounting Policies, page F-7

Insurance Reserves, page F-8

3.   Clarify in your policy disclosure if your estimates of accrued workers compensation liabilities reflect incurred but not reported claims. Also disclose, in quantified detail, the range of annual workers' compensation insurance premiums, the extent of your insurance coverage, and the extent that the company is self-insured.

Note 5. Other Assets - Workers' compensation insurance, page F-10

4.   Please disclose, and explain to us, the nature of the other asset "workers' compensation insurance." Disclose and tell us if there is an offsetting claim liability reported on your balance sheet and if so, identify the line item(s) where it appears.

Note 16. Income Taxes, page F-16

5.   Please disclose the nature and amount of the permanent differences in your reconciliation of the effective income tax rate for the year ended March 31, 2012 and advise us.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director